SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Partner Communications Company Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Share, par value New Israeli Shekel 0.01

(Title of Class of Securities)

70211M109

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON WHAMPOA LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 120,326,679(1) 9 SOLE DISPOSITIVE POWER - 0 – 10 SHARED DISPOSITIVE POWER 78,940,104(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%(2)(3)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Represents the aggregate number of shares beneficially owned by a group of which the Reporting Person may be deemed a member pursuant to the terms of the Fallback Agreement which is discussed below. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of the shares in which it does not have a pecuniary interest.

(2)	Represents the number and percentage of shares the Reporting Person beneficially owns irrespective of its possible membership in a group.
(3)	Based on 184,037,221 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 120,326,679(1) 9 SOLE DISPOSITIVE POWER - 0 – 10 SHARED DISPOSITIVE POWER 78,940,104(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%(2)(3)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Represents the aggregate number of shares beneficially owned by a group of which the Reporting Person may be deemed a member pursuant to the terms of the Fallback Agreement which is discussed below. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of the shares in which it does not have a pecuniary interest.
(2)	Represents the number and percentage of shares the Reporting Person beneficially owns irrespective of its possible membership in a group.
(3)	Based on 184,037,221 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ADVENT INVESTMENTS PTE LTD - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 120,326,679(1) 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 62,621,184(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,621,184(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%(2)(3)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Represents the aggregate number of shares beneficially owned by a group of which the Reporting Person may be deemed a member pursuant to the terms of the Fallback Agreement which is discussed below. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of the shares in which it does not have a pecuniary interest.
(2)	Represents the number and percentage of shares the Reporting Person beneficially owns irrespective of its possible membership in a group.
(3)	Based on 184,037,221 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 120,326,679(1) 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 16,318,920(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,318,920(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(2)(3)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Represents the aggregate number of shares beneficially owned by a group of which the Reporting Person may be deemed a member pursuant to the terms of the Fallback Agreement which is discussed below. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of the shares in which it does not have a pecuniary interest.
(2)	Represents the number and percentage of shares the Reporting Person beneficially owns irrespective of its possible membership in a group.
(3)	Based on 184,037,221 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER - 0 – 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by (i) Hutchison Whampoa Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications International (Netherlands) BV and Advent Investments Pte Ltd. and (ii) the other members of a group of which the Reporting Person may be deemed a member pursuant to the terms of the Fallback Agreement which is discussed below. See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%. See Item 5.
14	TYPE OF REPORTING PERSON HC, CO

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Amendment No. 3 to Schedule 13D relates to Ordinary Shares, par value New Israeli Shekel 0.01 (“Ordinary Shares”), of Partner Communications Company Ltd., a company incorporated in Israel (the “Issuer”). The Issuer’s principal executive office is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows. References to schedules mean the schedules contained in Amendment No. 2 to Schedule 13D which was filed on October 14, 2004, except that Schedules IV and VI are hereby deleted.

This statement on Amendment No. 3 to Schedule 13D is filed jointly by the companies listed below.

HWL

Hutchison Whampoa Limited (“HWL”) was incorporated in Hong Kong. The principal business of HWL is that of a holding company with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTIL

Hutchison Telecommunications International Limited (“HTIL”) was incorporated in the Cayman Islands. The principal business of HTIL is that of providing, through its subsidiaries and affiliates, mobile and fixed-line telecommunications services. The business address of HTIL is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTIL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto and are incorporated herein by reference.

During the past five years, neither HTIL nor, to the best knowledge of HTIL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Advent

Advent Investments Pte Ltd (“Advent”) was incorporated in Singapore. The principal business of Advent is that of a holding company for telecommunications related businesses and assets. The principal business address of Advent is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Advent and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto, respectively, and are incorporated herein by reference.

During the past five years, neither Advent nor, to the best knowledge of Advent, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTIN

Hutchison Telecommunications International (Netherlands) BV (“HTIN”) was incorporated in the Netherlands. The principal business of HTIN is that of a holding company for telecommunications related businesses and assets. The registered office address of HTIN is Officia 1, De Boelelaan 7, 1083 HJ Amsterdam, the Netherlands.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTIN and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule V hereto, respectively, and are incorporated herein by reference.

During the past five years, neither HTIN nor, to the best knowledge of HTIN, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong

Cheung Kong (Holdings) Limited (“Cheung Kong”) was incorporated in Hong Kong. The principal business of Cheung Kong is investment holding and project management, property development and investment, hotel and serviced suite operation, property and project management and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Cheung Kong indirectly owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to control the voting and disposition of the Ordinary Shares beneficially owned by HWL, HTIL, Advent and HTIN. However, Cheung Kong disclaims beneficial ownership of the Ordinary Shares beneficially owned by HWL, HTIL, Advent and HTIN, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule VII hereto and are incorporated herein by reference.

During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On February 7, 2005, Elbit Ltd. (“Elbit”), Polar Communications Ltd. (“Polar”) and Eurocom Communications Ltd. (“Eurocom”) offered to sell all of their Ordinary Shares to the Issuer (the “Buyback”) and granted Matav Investments Ltd. (“Matav Investments”) an option to participate in the Buyback. The Issuer accepted the Buyback offer on February 28, 2005.

Also on February 7, 2005, Elbit, Polar, Eurocom, Matav Investments and Matav Cable Systems Media Ltd. (“Matav Cable”) (together, the “Israeli Shareholders”) entered into an agreement with HTIN and Advent (the “Fallback Agreement”) that, among other things, (i) sets forth terms and conditions for the sale of Ordinary Shares by such shareholders in the event that the Buyback does not occur under certain circumstances and (ii) obligates all of the parties to the Fallback Agreement, including HTIN and Advent, to vote all their respective Ordinary Shares in favor of the Buyback at any applicable shareholders meeting of the Issuer. The Fallback Agreement is summarized in Item 6 below.

The purpose of entering into the Fallback Agreement and agreeing to the actions contemplated therein is two-fold:

(i) with respect to voting in favor of the Buyback, to manifest the Reporting Persons’ support for the Buyback, which the Reporting Persons believe will be beneficial for the following reasons:

•	the purchase will maximize the number of shares sold by the Israeli Shareholders and, therefore, minimize any future overhang;

•	the price to be paid to the Israeli Shareholders will reflect at least a 10% discount to the weighted average price during the 20 trading days prior to the day before the date of the shareholders meeting of the Issuer to approve the Buyback; and

•	the Buyback will result in a reduction in the Issuer’s issued share capital, which is expected to cause the earnings per share of the Issuer, a factor which the Issuer believes is a key investment measure used by investors to judge its financial performance, to rise, and may also lead to an increase in the equity value of the Issuer; and

(ii) with respect to agreeing to the various share sale and purchase rights contemplated by the Fallback Agreement, to ensure that in the event that the Buyback does not proceed, that there will be a procedure in place for the orderly disposal by the Israeli Shareholders of their Ordinary Shares.

Except as set forth in Item 6 below, and except for an amendment to the Issuer’s Articles of Association to reflect such changes in the terms of the license issued by the Israeli Ministry of Communications to the Issuer (the “License”) as are approved by the Israeli Ministry of Communications, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) By virtue of the execution and delivery of the Fallback Agreement by Advent, HTIN and the Israeli Shareholders, which became effective upon acceptance of the Buyback by the Issuer on February 28, 2005, and the expected performance by the parties to vote their shares in favor of the Buyback, all of the parties to the Fallback Agreement, including HWL, HTIL and Cheung Kong by virtue of their ownership of Advent and HTIN, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act. If the parties to the Fallback Agreement are deemed to constitute a “group,” then each such party, as a member of the “group,” would be deemed to own beneficially all of the Ordinary Shares owned in the aggregate by the members of such group. The total number of Ordinary Shares owned by such group is 120,326,679, representing approximately 65.4% of the total issued and outstanding Ordinary Shares. This amount does not take into account whether any of the parties to the Fallback Agreement are parties to any “group” other than by virtue of their execution and delivery of the Fallback Agreement.

In addition, as a result of the Relationship Agreement (see Item 6 below) previously entered into by Advent and HTIN with certain shareholders of the Issuer, each of HWL, HTIL, Cheung Kong, Advent and HTIN (each, a “Reporting Person” and together, the “Reporting Persons”) may be deemed to have formed a group with such other shareholders and thereby have shared power over the voting and disposition of the Ordinary Shares held by them.

Each of the Reporting Persons hereby disclaims (i) membership in any “group” by virtue of Advent’s and HTIN’s execution and delivery of the Fallback Agreement, (ii) membership in any “group” by virtue of Advent’s and HTIN’s execution and delivery of the Relationship Agreement and (iii) beneficial ownership of the Ordinary Shares in which it does not have a pecuniary interest. Accordingly, irrespective of any deemed membership in any such groups:

(i)	Advent beneficially owns 62,621,184 Ordinary Shares, or approximately 34.0% of the outstanding Ordinary Shares, and as a result of the Fallback Agreement and Relationship Agreement will have shared power over the voting and disposition of such shares;

(ii)	HTIN beneficially owns 16,318,920 Ordinary Shares, or approximately 8.9% of the outstanding Ordinary Shares, and as a result of the Fallback Agreement and Relationship Agreement will have shared power over the voting and disposition of such shares;

(iii)	HTIL, through its indirect ownership of Advent and HTIN, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 78,940,104 Ordinary Shares, or approximately 42.9% of the outstanding Ordinary Shares, and as a result of the Fallback Agreement and Relationship Agreement will have shared power over the voting and disposition of such shares;

(iv)	HWL, through its indirect ownership of HTIL, Advent and HTIN, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 78,940,104 Ordinary Shares, or approximately 42.9% of the outstanding Ordinary Shares, and as a result of the Fallback Agreement and Relationship Agreement will have shared power over the voting and disposition of such shares; and

(v)	Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and through its separate indirect ownership of 28,402,698 ordinary shares of HTIL, may be deemed to be the beneficial owner of the 78,940,104 Ordinary Shares, or approximately 42.9% of the outstanding Ordinary Shares, beneficially owned by HWL, HTIL, Advent, and HTIN, and as a result of the Fallback Agreement and Relationship Agreement will have shared power over the voting and disposition of such shares. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of its interest in HTIL, Advent and HTIN arising from its indirect interest in HWL, and accordingly further expressly disclaims beneficial ownership of the Ordinary Shares.

The Ordinary Shares reported herein do not include 225,000 American Depositary Shares of the Issuer in which Mr. Canning Fok, a director of HWL, HTIL and Cheung Kong, has a corporate interest, or 25,000 American Depositary Shares of the Issuer in which Mr. George Colin Magnus, a director of HWL and Cheung Kong, has a personal interest.

Except as described in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

As described in Item 4, under the Buyback, the Israeli Shareholders irrevocably offered to sell to the Issuer all of their Ordinary Shares of Partner. On February 28, 2005, the Issuer accepted such offer. If all of the Israeli Shareholders, including Matav Investment, participate in the offer and the Issuer retires any such repurchased Ordinary Shares, the Reporting Persons’ beneficial ownership of the Issuer would increase to approximately 52.4% of the total outstanding Ordinary Shares upon successful completion the purchase and retirement of the purchased shares as a result of the reduction in the Issuer’s issued share capital. If Matav Investment did not participate in the offer, then the Reporting Persons’ beneficial ownership of the Issuer would increase to approximately 51.8%. Completion of the Buyback by the Issuer will be subject to its obtaining corporate and regulatory approvals and securing the necessary financing and bank approvals. However, until and subject to the successful completion of the Buyback, there will be no change in the Reporting Persons’ beneficial ownership of the Issuer.

(c) None of the Reporting Persons nor, to their best knowledge, none of their respective executive officers or directors, has effected any transaction in Ordinary Shares or American Depositary Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

HTIN expects to execute an agreement to be bound in all respects by the terms of a Relationship Agreement dated as of October 10, 1999 (as amended) (the “Relationship Agreement), among Advent, Matav Cable, Elbit, Eurocom, Polar and Tapuz Cellular Systems Limited (“Tapuz”) (following the agreement of Elbit, Eurocom, Polar and Tapuz on January 10, 2002 to be bound in all respects by the terms of the Relationship Agreement).

Of the 17 positions on the Issuer’s board of directors, Advent has the right to nominate seven directors, pursuant to the Relationship Agreement, and HTIN, upon adhering to the Relationship Agreement, will have the right to nominate one director. Six of the remaining nine directors may be nominated by the Issuer’s other principal shareholders, and the remaining three directors are to be independent. Advent also has certain rights pursuant to the Relationship Agreement to nominate the Chairman of the Issuer’s board of directors, Chief Financial Officer, and three of the eight members of the Issuer’s Executive Committee.

In accordance with the requirements of a credit facility (the “Credit Facility”) entered into by the Issuer on August 13, 1998 (as amended from time to time) with Bank Leumi Le-Israel B.M. (“Bank Leumi”) and other banks named in the Credit Facility, Advent entered into a share pledge agreement (the “Share Pledge”) on June 23, 2004 with Bank Leumi, as security trustee under the Credit Facility, whereby Advent granted first ranking pledge over 9,871,066 Ordinary Shares as part of the security given to the Security Trustee for the performance by the Issuer of its, and any of its subsidiaries’, obligations under the Credit Facility.

In addition, upon the transfer of the Ordinary Shares from Advent to HTIN as described in Amendment No. 2 to Schedule 13D, HTIN acquired certain rights under a Registration Rights Agreement dated as of October 26, 1999, among the Issuer, Advent, Matav, Elbit, Tapuz, Eurocom and Polar (the “Registration Rights Agreement”), in respect of the Ordinary Shares purchased by HTIN from Advent to require the Issuer to register the transfer of Ordinary Shares held by them under the Securities Act of 1933, as amended.

In addition to the foregoing, certain directors of the Reporting Persons hold personal or corporate interests in 13% Unsecured Senior Subordinated Notes due 2010 (the “Notes”) issued by the Issuer on about 17 August 2000 and acquired by them as a personal investment. Specifically, Mr. Li Ka-shing, chairman of Cheung Kong and HWL, has a corporate interest in a nominal amount of US$1,500,000 in the Notes, Mr. Victor Li, deputy chairman of Cheung Kong and HWL, has a corporate interest in a nominal amount of US$10,989,000 in the Notes and Mr. Canning Fok, a director of HWL and HTIL, has a corporate interest in a nominal amount of US$4,000,000 of the Notes. Additionally, Rasven Investments S.A., a wholly-owned subsidiary of Cheung Kong, beneficially owns US$33,700,000 in principal amount of the Notes.

As described in Item 5, on February 7, 2005, HTIN and Advent entered into the Fallback Agreement with the Israeli Shareholders. A copy of the Fallback Agreement is attached as Exhibit 6 hereto.

In addition to the voting provisions described in Item 5, under the Fallback Agreement the Israeli Shareholders have a right to sell, and HTIN has certain rights to purchase, their Ordinary Shares if the Buyback fails to be consummated in certain circumstances, including: (i) any directors of the Issuer nominated by Advent and HTIN voted against the Buyback at the applicable meeting of the Issuer’s board of directors; (ii) the failure of the Issuer to obtain a commitment for financing of the Buyback; (iii) the failure of the Issuer to publish a notice within 41 days calling for a shareholders meeting for the purpose of approving the Buyback, subject to certain exceptions; (iv) HTIN or an affiliate thereof failed to vote in favor of the Buyback in the shareholders meeting to be convened for the purpose of approving the Buyback; (v) the cancellation or postponement of such shareholders meeting; or (vi) or the failure of the shareholders to approve the Buyback at such shareholders meeting.

The arrangements under the Fallback Agreement contemplate three types of transactions in which the parties can engage if any of the conditions described above occur, subject to applicable conditions similar to those of the Buyback offer:

•	the Israeli Shareholders will be entitled to sell as a group, pro rata based upon their respective ownership percentages of the Ordinary Shares, in one or more transactions, up to an aggregate of approximately 9.71% of the total Ordinary Shares outstanding on the applicable sale dates, to any third parties at a price per share not lower than 90% of the applicable weighted average price of the Ordinary Shares at that time;

•	for a period of ten business days, the Israeli shareholders, pro rata based upon their respective ownership percentages of the Ordinary Shares, would grant to HTIN a call option to purchase from them, severally and not jointly, an aggregate of 2% of the total outstanding Ordinary Shares. The price for these shares would be at a 12% discount from the applicable weighted average price of the Ordinary Shares at the time, subject to adjustment in HTIN’s favor based on the price of sales made pursuant to the third type of transaction, as described below. For so long as no Ordinary Shares are sold by any of the Israeli Shareholders pursuant to the third type of transaction, then, within six months from the closing of the purchase under this second type of transaction, HTIN would have the right to sell back the Ordinary Shares purchased from the Israeli Shareholders, at the price equal to the purchase price paid by HTIN, plus interest; and

•	following the sale of all the Ordinary Shares permitted to be sold pursuant to the first type of transaction, as described above, if any of the Israeli Shareholders seeks to sell, in one or more transactions, any additional Ordinary Shares up to 5.48% of the total outstanding Ordinary Shares (or 7.48%, if HTIN did not exercise its call option under the second type of transaction, as described above), HTIN will have a right of first refusal to purchase such additional Ordinary Shares at a 12% discount from the applicable weighted average price of the Ordinary Shares at that time. If HTIN does not exercise such right in full, the Israeli Shareholders will be entitled, during the next 90 days, to sell the unexercised portion of such Ordinary Shares to any third parties in one or more transactions, provided that the price per share for each sale is not be less than the price offered to HTIN.

In addition, under the Fallback Agreement, the Israeli Shareholders undertook to ensure that if HTIN exercised all its rights to purchase Ordinary Shares pursuant to the second and third types of transactions as described above, then Advent and HTIN in aggregate would hold more than 50% of the total outstanding Ordinary Shares.

Because the transactions under the Fallback Agreement can only occur if the Buyback fails to be consummated in the circumstances described above, and because even then the Israeli Shareholders are not obligated to sell, and HTIN is not obligated to purchase, their Ordinary Shares and because the amount of any Ordinary Shares that might be sold or purchased is not specified, there will be no change in the Reporting Persons’ beneficial ownership of the Issuer, irrespective of their possible membership in a group and the potential increase in shared voting power, until any such purchases from the Israeli Shareholders are successfully completed.

Item 7. Material to be Filed as Exhibits.

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: March 7, 2005

FOR AND ON BEHALF OF HUTCHISON WHAMPOA LIMITED

By:	/s/ Frank Sixt
Name:	Frank Sixt
Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Frank Sixt
Name:	Frank Sixt
Title:	Director

FOR AND ON BEHALF OF ADVENT INVESTMENTS PTE LTD

By:	/s/ Chan Ting Yu
Name:	Chan Ting Yu
Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV

By:	/s/ Frank Sixt
Name:	Frank Sixt
Title:	Director

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Frank Sixt
Name:	Frank Sixt
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Statement

1.	Share pledge dated June 23, 2004 by and among Advent Investments Pte. Ltd. and Bank Leumi Le-Israel B.M. with respect to filing of Schedule 13D.*

2.	Relationship Agreement, dated as of October 10, 1999, by and among Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited and Tapuz Cellular Systems Limited Partnership.†

3.	Supplemental Agreement, dated as of April 24, 2001, by and among Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV and Matav-Cable Systems Media Limited. †

4.	Amendment Agreement to the Relationship Agreement entered into on April 24, 2002 between Matbit Telecommunications Systems Limited, Matav Investments Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV, Matav-Cable Systems Media Limited, Elbit.COM Limited, Eurocom Communications Limited, Polar Communications Limited and Tapuz Cellular Systems Limited. †

5.	Registration Rights Agreement, dated as of October 26, 1999, by and among Partner Communications Company Ltd., Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Tapuz Cellular Systems Limited Partnership and Matav Investments Limited. †

6.	Agreement, dated as of February 7, 2005, by and among Matav-Cable Systems Media Limited, Matav Investments Limited, Elbit Ltd, Eurocom Communications Ltd, Polar Communications Ltd, Hutchison Telecommunications International (Netherlands) BV and Advent Investments Pte Ltd.

†	Previously filed with the Statement on Schedule 13D filed jointly by HWL, HTA, Advent, Colonial and Cheung Kong with the Securities and Exchange Commission on May 3, 2002 and incorporated by reference herein.
*	Previously filed with the Amendment No.1 to the Registration Statement on Form F-1 (File No. 333-118783) filed by Hutchison Telecommunications International Limited with the Securities and Exchange Commission on September 20, 2004 and incorporated by reference herein.